

July 9, 2010

Mr. Thaddeus J. Shalek
Interim Chief Financial Officer
Smart Online, Inc.
4505 Emperor Blvd., Suite 320
Durham, NC 27703

>   **Re: Smart Online, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed April 16, 2010**
>   **File No. 001-32634**

Dear Mr. Shalek:

We have reviewed your response letter dated June 10, 2010, in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 24, 2010.

1.   We are continuing to consider your response to our prior comment 2. Please clarify to us if the services purchased from you by the IBOs under the contract with the membership organization were required to be purchased from you or did the IBOs have the ability to purchase similar services from another provider.

2.   We have reviewed your responses to our prior comments 3 and 4. We note that you have provided restated amounts for your quarterly periods ended for 2009 and 2008 within your 2009 Form 10-K in lieu of amending the respective Form 10-Q's. However, this Form 10-K did not include disclosures that would have been provided had those Form 10-Q's been amended (e.g., such as MD&A). As such, please amend your Form 10-Q's for the quarterly periods ended March 31, 2009, June 30, 2009, and September 30, 2009 to restate your financial statements and the related disclosures. Include an explanatory paragraph in the beginning of the filing that explains the nature of the restatement, as well as each financial statement column affected should be labeled "as restated." Ensure that

your disclosures fully comply with ASC 250-10-45-23 and ASC 250-10-50-7. Also describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the Company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions. In this regard, we note in your responses that you believe that you did not have any material weaknesses because your net losses did not change as a result of the restatements. Provide your analysis in consideration of the significant changes in your revenue and gross profit amounts.

Alternatively, please amend your 2009 Form 10-K to include disclosures as noted above. That is, amend your 10-K to include updated MD&A disclosures for each quarterly period that has been restated. Your amended 10-K should also include an explanatory paragraph in the beginning of your filing, each financial statement column affected should be labeled "as restated" and include adjustment columns in your restatement footnote. Ensure that your disclosures fully comply with ASC 250-10-45-23 and ASC 250-10-50-7. Expand your disclosure controls and procedures disclosures to discuss the impact of the restatement on your prior conclusions of effectiveness. Consider the same factors as noted above.

If you have any questions, please contact me at (202) 551-3739.

Sincerely,

Ryan Rohn
Staff Accountant